ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

June 8, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 128

Dear Ms. Dubey:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 128 to its registration statement.  PEA No. 128 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on January 17, 2018 and was designated to become effective sixty days after filing.  PEA No. 128 was filed in connection with the registration of a new class of shares, Class R6 shares, for PNC International Equity Fund, PNC Multi-Factor Small Cap Core Fund, and PNC Multi-Factor Small Cap Growth Fund (each, a “Fund,” and together, the “Funds”).  The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

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Prospectus

1.              Comment: In the footnotes to each Fund’s expense table, the Trust discloses that under the expense limitation agreement, PNC Capital Advisors, LLC (the “Adviser”) may recoup any fees waived or expenses reimbursed if such recoupment (a) occurs within three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amount waived or reimbursed and (b) does not cause the Fund’s other expenses to exceed the percentage expense limitation in effect at the time such fees were waived or expenses reimbursed.  The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. In light of clause (a), please explain supplementally why recoupment is not probable within a three year period.

Response: According to FASB ASC 946-20-25-4, a liability for excess expenses waived or reimbursed by the Adviser should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•              A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;

•              A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice;

•              The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•              Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•              The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on the three years following the year in which a waiver occurs or an expense is reimbursed, the slightly longer period has little or no bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment.  Even if a fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the fund, such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Funds’ independent registered public accounting firm and they do not object to Fund management’s accounting treatment. The Adviser notes that it has never sought recoupment of expenses from the Funds at any time during which a contractual expense limit has been in place over the past 10 years.

2.              Comment: Please remove the disclosure regarding indirect fees and expenses of acquired funds from footnote 1 to the expense table for PNC Multi-Factor Small Cap Core Fund, because the expense table does not include any such expenses.

Response: The requested change has been made.

3.              Comment: In the “Principal Investment Strategies” section of the PNC Multi-Factor Small Cap Core Fund prospectus, please revise the capitalization standard to remove references to average capitalization of an index.  The Staff notes that average capitalization of an index over time is not permitted as a method for determining the capitalization range of permitted investments under the Staff’s FAQs related to the Names Rule.

Response: The Trust respectfully declines to make the requested changes at this time. The registrant respectfully submits that an issuer whose capitalization is below that of the average capitalization, for the past three years, of the largest company then represented within a widely-recognized index of small cap issuers (in this case, the Russell 2000 Index) is consistent with the common usage of ‘small cap companies’ and, in effect, is substantially similar to a policy that defines small cap issuers as those whose capitalization fall within the range of the capitalization of the companies in a widely-recognized index of small cap issuers.

4.              Comment: Please revise the fourth paragraph of the section “More Information about Investment Objectives and Principal Investment Strategies” to disclose that each Fund may include the market value, not the notional value, of synthetic instruments with economic characteristics similar to the types of securities subject to such Fund’s 80% investment requirement.

Response: The Trust respectfully declines to make the requested change at this time.  Although the Trust does not presently intend to use the notional values of derivatives for purposes of a Fund’s 80% policy, the Trust reserves the right to do so in the future in appropriate circumstances.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Trust would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Trust would typically expect to use that amount for purposes of the 80% policy.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Thomas R. Rus
Mallory L. Bivens
Jeremy C. Smith, Esq.